UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636375107
(CUSIP Number)

Opus Point Partners, LLC
787 Seventh Avenue, 48th Floor
New York, NY 10019

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. _)

CUSIP NO. 636375107
1	NAME OF REPORTING PERSON Opus Point Partners, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 5,333,333*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 5,333,333*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,333,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14	TYPE OF REPORTING PERSON CO

* As of October 15, 2010 (the date of filing of this Schedule 13D).  Additionally, the reported number does not include 2,666,667 shares of common stock underlying unvested warrants.

SCHEDULE 13D
(Amendment No. _)

CUSIP NO. 636375107
1	NAME OF REPORTING PERSON Opus Point Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 5,333,333*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 5,333,333*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,333,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14	TYPE OF REPORTING PERSON CO

* As of October 15, 2010 (the date of filing of this Schedule 13D).  Additionally, the reported number does not include 2,666,667 shares of common stock underlying unvested warrants.

SCHEDULE 13D
(Amendment No. _)

CUSIP NO. 636375107
1	NAME OF REPORTING PERSON Michael S. Weiss
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 5,333,333*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 5,333,333*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,333,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14	TYPE OF REPORTING PERSON IN

* As of October 15, 2010 (the date of filing of this Schedule 13D).  Additionally, the reported number does not include 2,666,667 shares of common stock underlying unvested warrants.

Item 1.   Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 120 Broadway, 27th Floor, New York, NY 10271.

Item 2.   Identity and Background.

(a)-(c), (f)  The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Opus Point Partners, LLC (“Opus Point”), a Delaware limited liability company; (2) Opus Point Partners Management, LLC (“Management LLC”), a Delaware limited liability company; and (3) Michael S. Weiss, a United States Citizen.  Opus Point is the general partner of Management LLC.  Mr. Weiss is the managing member of Opus Point.

The principal business of Opus Point and Management LLC is providing investment management services to certain private investment funds.  The business address of each of the Reporting Persons is 787 Seventh Avenue, 48th Floor, New York, NY 10019.

(d)–(e)  During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Series D Preferred Stock (defined below) and the Warrants (defined below) purchased by the Reporting Persons in the Financing (defined below) was $2,000,000. The source of the funding for the purchase of the Series D Preferred Stock was the general working capital of each entity.

Item 4.   Purpose of Transaction.

On September 29, 2010, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), by and between the Company and certain investors (the “Investors”) led by Opus Point Partners (the “Lead Investor”), pursuant to which the Company completed a private placement of its securities (the “Financing”).   As part of this transaction, Michael S. Weiss, a principal of the Lead Investor, has been designated as the Lead Investor’s nominee to the Board of Directors and Chairman of the Board, and Paul J. Coviello, the manager of one of the investors in the Financing, was elected to the Board of Directors.

In connection with the Financing, the Company sold to the Investors an aggregate of 60,000 shares of its newly created Series D Convertible Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”) at a purchase price of $50.00 per share, and warrants (the “Warrants”) to purchase an aggregate of 6,000,000 shares of the Company’s common stock, par value $0.02 per share (the “Common Stock”) for an aggregate purchase price of $3,000,000.  The Company and the Investors also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) in connection with the private placement.

Series D Preferred Stock.  Each share of Series D Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance, into such number of shares of Common Stock as is determined by dividing the Series D Preferred Stock Price by the Series D Conversion Price, which is initially $0.50 (i.e, each share is convertible into approximately 100 shares of Common Stock).  Accordingly, the 60,000 shares of Series D Preferred Stock sold in the private placement are initially convertible into a total of 6,000,000 shares of Common Stock.  From the date of the Purchase Agreement until March 31, 2011(the “Participation Period”), the conversion price of the Series D Preferred Stock is subject to full-ratchet price protection in the event the Company issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less than the conversion price of the Series D Preferred Stock then in effect.  In addition, the Series D Conversion Price may be adjusted to reflect subdivisions or combinations of our Common Stock such as through stock splits, dividends, distributions and similar adjustments to our capital stock.

During the Participation Period, the holders of the Series D Preferred Stock have a right of co-sale in the event the Company enters into a equity or equity-linked capital raising transaction with a third party in excess of $3 million.  In such an event, should such right of co-sale be accepted by the holders of the Series D Preferred Stock, such holders will have the right to sell their shares of Series D Preferred Stock (the “Conversion Shares”) to such third party and receive the following consideration; (i) during the ninety day period following the date of the Purchase Agreement (the “First Period”) $0.75 per Conversion Share; (ii) during the ninety day period following the First Period (the “Second Period”) $1.00 per Conversion Share; (iii) during the ninety day period following the Second Period (the “Third Period”) $1.25 per Conversion Share; and (iv) during the period following the Third Period until the expiration of the Participation Period (the “Final Period”) $1.50 per Conversion Share.

The holders of Series D Preferred Stock generally have the right to vote on any matter with the holders of Common Stock, the Company’s Series A Preferred Stock and the Company’s Series C Preferred Stock on an “as converted” basis (less one share of Common Stock) and are entitled to certain protective provisions pursuant to which the majority of the Series D Preferred Stock have the right to approve certain actions as further described in the Certificate of Designation. The shares of Series D Preferred Stock are not entitled to receive any dividends.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, after payment to the holders of the Series A Preferred Stock, the holders of the Series D Preferred Stock will be entitled to receive, on a pari passu basis with the Series C Preferred Stock and any class or series of capital stock of the Company created specifically ranking, by its terms, on parity with the Series D Preferred Stock, and prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock, an amount equal to the Series D Preferred Stock Price then held by them.

Warrants.  In connection with the private placement, the Company issued Warrants to purchase a total of 6,000,000 shares of Common Stock. Each Warrant has an exercise price of $0.50 per share and vests 33% on the date of grant and 33% on each of the first and second anniversaries of the date of grant.  Each tranche of warrants expires five years from the date of vesting. Until March 31, 2011, the exercise price of the Warrants is subject to full-ratchet price protection in the event of the Company issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less that the exercise price of the Warrants then in effect.  In addition, the number of shares of Common Stock subject to each Warrant is subject to adjustment in the event of stock splits, dividends, distributions and similar adjustments to our capital stock.

Registration Rights Agreement.  The Company entered into a Registration Rights Agreement with the Investors in connection with the private placement.    Pursuant to the terms of the Registration Rights Agreement, in the event that the Company receives written requests, from any Investor or Investors of not less than twenty percent (20%) of the registrable securities then outstanding, calling upon the Company to effect a registration on Form S-3 and the Company or successors thereto is a registrant entitled to use Form S-3 to register such registrable securities, the Company has agreed to us its best efforts to promptly register such securities.  In addition, we have granted the Investors certain “piggy-back” registration rights, subject to previously granted registration rights and SEC rules.  There are no liquidated damages or penalties for failure to register the securities.

The description of the Purchase Agreement, the Registration Rights Agreement, the Certificate of Designation, and the terms of the Series D Preferred Stock and Warrants issued in the private placement, contained in this Item 4 is a summary and is qualified in its entirety by reference to the copies of the Certificate of Designation, the form of Warrant, the Purchase Agreement and the Registration Rights agreement, attached as Exhibits 3.10, 4.10, 10.37 and 10.38 respectively, to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 5, 2010.

Item 5.   Interest in Securities of the Issuer.

The description of the Financing set forth in Item 4 is incorporated by reference.

(a)
As of October 15, 2010 (the date of filing of this Schedule 13D), Opus Point has the ability to acquire 3,320,000 shares of Common Stock within 60 days through the exercise or conversion of its Warrants and Series D Preferred Stock and thus may be deemed to beneficially own 3,320,000 shares of Common Stock, representing 16.1% of the Common Stock.  Mr. Weiss may be deemed to beneficially own the shares of Common Stock beneficially owned by Opus Point.

Certain private investment funds (the “Funds”) managed by Management LLC were parties to the Purchase Agreement.  As of October 15, 2010 (the date of filing of this Schedule 13D), the Funds have the ability to acquire, in the aggregate, 2,013,333 shares of Common Stock within 60 days through the exercise or conversion of their Warrants and Series D Preferred Stock and thus beneficially own, in the aggregate, 2,013,333 shares of Common Stock, representing 10.4% of the Common Stock.  Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Funds.  Opus Point, as the general partner of Management LLC, and Mr. Weiss, as the managing member of Opus Point, may be deemed to beneficially own the shares of Common Stock beneficially owned by Management LLC.

The foregoing is based on 17,289,204 shares of Common Stock outstanding as of August 13, 2010, as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.

(b)
The Reporting Persons exercise shared voting and dispositive power with respect to 5,333,333 shares of Common Stock beneficially owned by the Reporting Persons.  Management LLC shares voting and investment power with Mr. Weiss.  Opus Point shares voting and investment power with Management LLC and Mr. Weiss.

(c)
Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer’s Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock.

(e)           Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Financing set forth in Item 4 is incorporated by reference.

Except as disclosed in Items 4 and 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

1	Joint Filing Agreement, dated the date hereof, between Opus Point Partners, LLC, Opus Point Partners Management, LLC, and Michael S. Weiss.
2
Securities Purchase Agreement, dated September 29, 2010, by and between the Company and the Investors signatory thereto (incorporated by reference from Exhibit 10.37 to the Company’s Current Report on Form 8-K, filed October 5, 2010).

3
Registration Rights Agreement dated as of September 29, 2010 by and between the Company and the Investors signatory thereto (incorporated by reference from Exhibit 10.38 to the Company’s Current Report on Form 8-K, filed October 5, 2010).

4	Certificate of Designation of Series D Preferred Stock (incorporated by reference from Exhibit 3.10 to the Company’s Current Report on Form 8-K, filed October 5, 2010).
5	Form of Warrant, dated October 5 2010 (incorporated by reference from Exhibit 4.10 to the Company’s Current Report on Form 8-K, filed October 5, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPUS POINT PARTNERS MANAGEMENT, LLC

By: /s/ Michael S. Weiss
Name: Michael S. Weiss
Title: Manager of Opus Point Partners, LLC

OPUS POINT PARTNERS, LLC

By: /s/ Michael S. Weiss
Name: Michael S. Weiss
Title: Manager

MICHAEL S. WEISS

/s/ Michael S. Weiss
Michael S. Weiss, Individually

Exhibit 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated October 15, 2010, with respect to the shares of National Holdings Corporation Common Stock, par value $0.02 per share, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 15th day of October, 2010.

OPUS POINT PARTNERS MANAGEMENT, LLC

By: /s/ Michael S. Weiss
Name: Michael S. Weiss
Title: Manager of Opus Point Partners, LLC

OPUS POINT PARTNERS, LLC

By: /s/ Michael S. Weiss
Name: Michael S. Weiss
Title: Manager

MICHAEL S. WEISS

/s/ Michael S. Weiss
Michael S. Weiss, Individually